

Interim Consolidated Financial Statements

for the three months ended

March 31, 2006

- unaudited -



REDCORP VENTURES LTD.

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REDCORP VENTURES LTD.

Consolidated Balance Sheets

	March 31, 2006 (unaudited)	December 31, 2005 (audited)
ASSETS		
Current Assets:		
Cash & term deposits	$ 204,433	$ 296,635
Restricted cash for asset retirement obligations	-	267,481
Accounts receivable	106,776	100,303
Mineral exploration tax credit	-	-
Prepaid expenses	47,228	57,264
Total current assets	358,437	721,683
Restricted cash - reclamation bond	127,127	124,972
Property, plant and equipment	95,111	109,527
Mineral property interests	7,617,248	7,617,248
Restrictred cash for asset retirment obligations	1,187,264	1,179,793
	$ 9,385,187	$ 9,753,223
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 71,360	$ 117,447
Asset retirement obligations	3,795,252	3,728,782
Shareholders' Equity:		
Share Capital	43,507,445	43,462,446
Contributed Surplus	629,766	629,766
Deficit	(38,618,636)	(38,185,218)
Total shareholders' equity	5,518,575	5,906,994
	$ 9,385,187	$ 9,753,223

REDCORP VENTURES LTD.
Consolidated Statements of Operations and Deficit
(UNAUDITED)

	March 31, 2006	March 31, 2005
Oil & Gas Revenue	$ 22,394	$ 4,000
Depletion	-	-
	22,394	4,000
Interest revenue	8,157	13,345
Other Income	-	800
	30,551	18,145
Expenses		
Accretion expense	93,220	6,510
Exploration costs	162,728	224,738
Project generation	408	5,174
Foreign exchange loss	(2,435)	-
Amortization	19,011	22,089
Communication	2,638	2,577
Fees and taxes	18,848	26,043
Investor Relations - Consulting	10,500	10,500
Legal and audit	36,387	52,683
Office	23,383	46,473
Insurance	17,589	18,465
Rent	9,302	11,892
Salaries	67,849	46,042
Travel	4,541	4,442
	463,969	477,628
Net Earnings (Loss)	(433,418)	(459,483)
Deficit, beginning of period	(38,185,218)	(36,256,825)
Deficit, end of period	$ (38,618,636)	$ (36,716,308)
Earnings (loss) per share	$ (0.01)	$ (0.01)

REDCORP VENTURES LTD.
Consolidated Statements of Cash Flows
(UNAUDITED)

	March 31, 2006	March 31, 2005
Cash provided by (Used in)		
Operations:		
Net loss	$ **(433,418)**	$ (459,483)
Asset retirement obligation	**(26,751)**	(32,363)
Items not affecting cash		
Accretion expense	**93,220**	6,510
Amortization	**19,011**	22,089
Stock Compensation Expense	**-**	-
Net changes in accounts receivable, mineral exploration tax credit recoverable, prepaid expenses and accounts payable and accrued liabilities	**224,957**	84,610
	(122,981)	(378,637)
Investments		
Cash and term deposits held for future remediation	**(7,471)**	(5,815)
Purchase of fixed assets	**(4,595)**	(2,818)
Restricted cash-reclamation bond	**(2,155)**	11,175
	(14,221)	2,542
Financing:		
Common shares issued for cash, net of issue costs	**45,000**	448
Increase (decrease) in cash	**(92,202)**	(375,647)
Cash and term deposits, beginning of period	**296,635**	1,807,215
Cash and term deposits, end of period	$ **204,433**	$ 1,431,568
Supplementary disclosures:		
Interest income received	$ **8,157**	$ 13,345

Notes to Consolidated Financial Statements

1. Accounting Policies:

The "Company" consists of Redcorp Ventures Ltd. and its wholly owned subsidiaries Redfern Resources Ltd. and Redcorp Empreendimentos Mineiro Unipessoal Lda.

The information as at March 31, 2006 and for the three month period ended March 31, 2006 and 2005 are unaudited. However, such financial information reflects all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the results for the periods presented. The unaudited interim consolidated financial statements are prepared using accounting policies consistent with, and should be used in conjunction with, the Company's consolidated financial statements as at and for the year ended December 31, 2005.

2. Share Capital:

(a) *Authorized, issued and outstanding:*

Authorized share capital consists of unlimited number of no par value common shares.
Details of shares issued and outstanding are as follows:

	March 31, 2006		March 31, 2005	
	Number	Amount	Number	Amount
Balance, beginning of period	70,536,604	$ 43,462,446	70,502,854	$ 43,453,384
Issued for cash:				
Options exercised				
Warrants exercised				
Private Placement	150,000	45,000		
Less Expenses of offering				(448)
Balance, end of period	70,686,604	$ 43,507,446	70,502,854	$ 43,453,832

(b) Share purchase options:

	Number of shares	Weighted average Exercise price
Outstanding, December 31, 2005	3,291,250	$0.23
Granted	-	-
Exercised	-	-
Expired	-	-
Outstanding, March 31, 2006	3,291,250	$0.23

The options outstanding at March 31, 2006 expire between May 3, 2006 and May 24, 2010.

(c) Stock-based compensation:

During the quarter ended March 31, 2006, the Company recognized no compensation costs (quarter ended March 31, 2005 , no compensation costs) in respect of options granted under its stock option plan.

(d) Share purchase warrants:

Each warrant entitles the holder to purchase a common share at a set price and is exercisable at the option of the holder for a set period of time. There are 8,615,000 warrants issued and outstanding at March 31, 2006 which are exercisable as follows:

Balance, December 31, 2005	Issued	Exercised	Expired	Balance March 31, 2006	Exercise price	Expiry
4,133,330		(150,000)	(3,983,330)	0	$0.30 - 0.45	March 8, 2006
6,906,858				6,906,858	$0.50	July 16, 2006
1,708,142				1,708,142	$0.50	July 28, 2006
12,748,330		(150,000)	(3,983,330)	8,615,000		

There were 150,000 warrants exercised in the first quarter of 2006 with net proceeds of $45,000.00.

3. Commitments and contingencies:

Operating leases:

The Company is party to certain operating leases for office space and office equipment and automobiles:

2006	52,100
2007	77,800
2008	62,700
2009 -	135,600

4. Subsequent Events

On April 5, 2006 the Company closed its previously announced brokered private placement financing resulting in gross proceeds of $5,818,500 from the issuance of 7,050,000 flow-through common shares at a price of $0.39 per share and 9,300,000 non-flow-through common shares at a price of $0.33 per share. The Agent, Octagon Capital Corporation, was paid a cash commission of $349,110 being 6% of the gross proceeds of the placements. In addition the Agent was issued 1,308,000 compensation share warrants at a price of $0.37 per share until April 6, 2008. The proceeds of the private placement financing will be used to fund exploration programs and development work at the Tulsequah project in BC and for general working capital.



REDCORP VENTURES LTD.

Interim report for the three months ended March 31, 2006

Management Discussion and Analysis

This discussion should be read in conjunction with the accompanying three month unaudited consolidated financial statements for Redcorp Ventures Ltd. and its wholly-owned subsidiaries Redfern Resources Ltd. ("Redfern") and Redcorp Empreendimentos Mineiro Unipessoal Lda ("REM"), (collectively the "Company"), and related notes for the period ending March 31, 2006.

Overall Performance

The Company is engaged in the business of acquiring and exploring mineral properties with the aim of developing them to a stage where they can be exploited at a profit. The Company's principal property is the active Tulsequah Project in northwest British Columbia which is owned and operated by Redfern. Redcorp also owns the Hawk gold project in north central British Columbia which is not currently active. REM owns the active Lagoa Salgada project in Portugal.

During the three months ended March 31, 2006 the Company did not complete any financing for additional working capital. A small amount of funds was generated through exercise of warrants in early March. Total net funds realized through issuance of share capital in the first three months of 2006 were $45,000 compared to $448 during the corresponding period in 2005. The Company announced a brokered private placement financing on March 20, 2006 which closed, as a subsequent event, on April 5, 2006. The financing raised gross proceeds of $5,818,500 and will be fully reported in the second quarter interim financial report.

Exploration activities conducted in the period consisted primarily of preparatory work for a large drilling exploration program at the Tulsequah Project. The proposed program will entail up to 20,000 meters of drilling, both underground and on surface, to further define the Tulsequah deposit and locate additional resources on the projects. The Company's subsidiary Redfern, also completed a review of previous work completed in 2005 on the feasibility assessment of the project which concluded that there was scope for optimization and improvement of the project costing in both capital and operating areas. Redfern also undertook preliminary discussions with engineering firms for commencement of a renewed feasibility update for the project.

Critical Accounting Estimates and Changes in Accounting Policies

Effective January 1 2004 the Company retroactively adopted the new Asset Retirement Obligations (ARO) policy of the Canadian Institute of Chartered Accountants. This change was instituted in January 2005 and requires the recording of the fair value of liability for asset retirement obligations (eg. mine site closure and reclamation costs) and capitalization of asset retirement costs as part of the asset's carrying value. In early 2006, the Company revised the estimated obligation to reflect ongoing treatment and mitigation costs at the Tulsequah Project which has added $3,897,976 to the recorded capital value of the property. The revised plan is based on a continuation of a passive water treatment process and ancillary

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measures pending a decision to proceed with a new mine plan at the Tulsequah site. Due to the uncertainty of the timing of final closure plans and potential changes in regulatory requirements, the Company's estimates of current asset retirement obligations could result in expenditures above or less than what is currently anticipated. The Company's estimates of asset retirement obligations are subject to change in response to changes in regulatory requirements, the extent of required reclamation and changes in methodology or estimated costs to complete the proposed reclamation.

Based on the most recent resource estimate and project permitting status, management believes the carrying value of the properties is not impaired and, accordingly, no write-down of mineral properties has been recorded. The Tulsequah project has a capitalized value of $7,613,048 as indicated in note 5(a) to the annual audited consolidated financial statements for the year ended December 31, 2005.

Apart from the potential write-down of mineral properties from time to time, based on the assessment of mineable deposits, there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of the Company's mineral properties. The Company's consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.

Effective January 1, 2005 the Company adopted the CICA Accounting Guideline 15 for *"Consolidation of Variable Interest Entities"*. Adoption of this guideline has had no effect on the financial statements as management has determined that the Company does not have any variable interest entities.

The Company uses the fair-value method to record stock-based compensation, details of which are disclosed in note 2 of the accompanying notes to the interim financial statements. The stock-based compensation expense recorded in the three months ending March 31, 2006 was nil, identical to the corresponding period in 2005.

Results of Operations

During the three months ended March 31, 2006 the Company's total expenditures were $463,969 as compared to $477,628 in the same period of 2005. Although the year over year expenditures are similar, the company had significantly less exploration expenditure in the first three months of 2006 ($162,178) than in 2005 ($224,738). However, this difference was compensated by a significant increase in accretion expense related to asset retirement obligations ($93,220 in 2006 vs. $6,510 in 2005) In other areas the Company experienced lower legal and audit costs in the first three months of 2006 than in the corresponding period of 2005, in part due to incomplete billing of audit costs. It is expected these will be recorded in the second quarter of 2006 and will bring the costs up to a level comparable with 2005. Administration and overhead expenses in the three months ending March 31, 2006 were $301,421 compared to $252,890 in the corresponding period of 2005. The higher costs in 2006 are related principally to the much higher non-cash costs of accretion expense, discussed above, and an increase in salary costs to accommodate increased personnel needs for the anticipated Tulsequah exploration program in 2006.

Income from interest, and revenue from investment interests in oil and gas properties (before depletion) during the first three months of 2006 was $30,551 (2005 - $18,145). The increased revenue relates to increased income from Oil and Gas revenue reflecting completion, during late 2005, of the



Company's share of operating expenses incurred to maintain the producing well operations, and higher revenues due to higher prevailing oil and gas prices.

Exploration activities were almost exclusively related to preparations for impending 2006 programs at Tulsequah which commenced early in the second quarter. In addition, Redfern incurred monitoring and consulting engineering expenses for ongoing remediation activity at the Tulsequah project in preparation for further remediation work at the site, which commenced in April.

Related Party Transactions and Additional Disclosure

The Company does not hold any off-balance sheet debt, nor does any director of the Company hold debt on behalf of the Company. All material transactions have been recorded or disclosed in the accompanying consolidated financial statements of the Company. There were no significant related-party transactions in the first three months of 2006 and none in 2005. The Company negotiated a new office lease and moved offices in early April. The Company's most significant contractual obligations relate to its new office and office equipment leases with commitments totalling $328,200 through to early 2011.

Off Balance-sheet Arrangements

The Company has no off-balance sheet arrangements.

Summary of Quarterly Financial Information

The following represents selected consolidated financial data for the eight quarters ended March 31, 2006 (unaudited):

Quarter ended	**Jun 30, 2005**	**Sep 30, 2005**	**Dec 31, 2005**	**Mar 31, 2006**
Net revenue (Note 1)	$133,762	$111,903	$18,970	$30,551
Net earnings (loss) (Note 3)	$(960,785)	$(482,097)	$(26,028)	$(433,418)
Net earnings (loss) per share (Note 3)	$(0.01)	$(0.01)	$(0.00)	$(0.01)

Quarter ended	**Jun 30, 2004**	**Sep 30, 2004**	**Dec 31, 2004**	**Mar 31, 2005**
Net revenue (Note 1)	$32,165	$33,227	$41,460	$18,145
Net earnings (loss) (Note 3)	$(2,571,320)	$(2,904,301)	$(918,194)	$(459,483)
Net earnings (loss) per share (Note 3)	$(0.04)	$(0.05)	$(0.01)	$(0.01)

(1) Net revenue includes oil and gas revenue, interest and other revenue, and gain on sales of investments.
(2) There are no preferred shares authorized.
(3) Net earnings in total and on per equity share is same as indicated above.

Quarterly variations principally reflect the variation in the Company's exploration expenditures and activity from quarter to quarter and year to year. Seasonal exploration expenditures are greatest in the second and third quarters of each year reflecting the increased activity during the summer months for the Company's mineral properties located in northern British Columbia. Expenditures were increased in 2004 relative to 2005 due to the completion of a major delineation drilling program at Tulsequah to allow estimation of resources in compliance with National Policy 43-101. Income is principally from receipt of



oil and gas income and interest income. Variations principally reflect changes in interest reflecting the cash account balances. During most of 2005, oil and gas income was reduced in order to meet the Company's share of field maintenance costs. The Company has fully written down the oil and gas assets and no depletion expense is currently recorded. In the second and third quarters of 2005 the Company liquidated its long-term asset shareholdings in EuroZinc Mining Corporation to realize short-term cash gains.

Liquidity and Capital Resources

In the three months ended March 31, 2006 the Company issued 150,000 shares for exercise of warrants to net $45,000 in cash (2005 - $nil). During the period the Company announced a brokered private placement financing. Subsequent to the period, the Company closed the financing on April 5, 2006 to realize gross proceeds of $5,818,500 from the issuance of 16,350,000 shares. The details of the financing will be reported in the second quarter interim financial report. Further financing may be required to fund exploration programs and commitments at the Company's principal properties. The Company has no long term debt.

The cash resources of the Company and Redfern have been principally used to fund the exploration of mineral properties and the feasibility, permitting and defence of the permitting of the Tulsequah properties as well as to fund the Company's net overhead expenses and project generation costs. A total of $204,443 remained in cash and term deposits at March 31, 2006 (March 31, 2005 - $1,431,568).

The recoverability of amounts shown for the Tulsequah project is dependent upon numerous factors, including the receipt of all necessary permits and approvals as well as the Company raising sufficient financing to develop the project to production. The Company intends to finance future exploration programs by selling equity or debt instruments or joint venturing its properties until cash flow from operations is developed. If such funds cannot be secured, the exploration activities will be delayed until necessary financing is received or the project will be discontinued.

Redfern is obligated to increase its existing cash and term deposits held for future remediation expenditures related to the Tulsequah Chief property by 10% of the remaining balance, per annum, until the remediation work is completed. This amounts to approximately $150,000 per annum, less accumulated interest. This obligation was waived by Teck Cominco in 2001 and 2002. In 2005, Redfern was required to make a top-up payment of $138,939. After requested withdrawals of $771,420 the transfer from restricted cash, after receipt of $365,000 in mid-2005, was $267,481. This amount was received in early January of 2006. Redfern anticipates that further remediation expenditures totalling approximately $150,000 will be incurred in 2006. It is anticipated that further withdrawals will be made from the remediation account to recover a significant portion of these costs.

At the Lagoa Salgada property in Portugal the Company is obligated to complete expenditures of €750,000 over the initial two-year contract period plus an additional €50,000 in cash payments to government. An initial cash payment of €25,000 was made in December 2004 to fulfill the first year instalment of this obligation. The second payment was made in February 2006.

The exploration and development programs of the Company are determined based on management's objectives, the assessment of the likelihood of success for each phase, the anticipated costs, the funding available to complete the program and external factors such as legal issues, the results of negotiations with First Nations and changes in government policies.

Material changes in the liquidity of the Company are substantially determined by the extent of the exploration or development program and its success or failure and the ability to raise capital.



On March 20, 2006 , the Company announced it had entered into a brokered private placement, on a best efforts basis, to issue up to 16, 350,000 shares comprised of up to 7,692,308 flow-through common shares at $0.39 per share and the remainder as non flow-through common shares at $0.33 per share for gross proceeds of approximately $5,800,000. The financing closed on April 5, 2006. A total of 7,050,000 flow-through common shares at $0.39 per share and 9,300,000 common shares at $0.33 per share were issued for gross proceeds of $5,818,500. A cash commission of $349,110 equal to 6% of the total gross proceeds was paid to the Agent, Octagon Capital Corporation. In addition, the Agent received 1,308,000 compensation warrants exercisable at $0.37 per share until April 5, 2008. The proceeds of the financing are designated for funding exploration and development of the Tulsequah Project and for working capital.

During the first three months of 2006 the Company recorded a net loss of $433,418 compared to a loss of $459,483 in the corresponding period of 2004. Consolidated working capital at the end of the period stood at $239,849 compared with $546,972 as of December 31, 2005.

Acquisitions and Divestitures

In the first three months of 2006 no property acquisitions were made. REM has made application to the government of Portugal to acquire a new exploration contract area in north-central Portugal covering historic and recent gold occurrences. Acquisition of this contract area is awaiting approval notice from the Portuguese authorities. This process is not dependent on any specific procedural timeline and REM anticipates that final approval may not be received until late May of 2006. The contract will include cash payments and work expenditures in the order of €150,000 over its initial two year period, REM has already conducted preliminary reconnaissance work in 2005 which will be applicable to the forecast work expenditure commitments and the remaining commitments will be included within the Company's funding plans for 2006.

Disclosure of Share Information

The share capital of the Company as disclosed in the accompanying financial statements is correct as of March 31, 2006. On April 5 2006, as discussed above, a total of 16,350,000 shares were issued pursuant to a completed private placement financing. In addition a total of 1,308,000 compensation warrants were issued to the Agent. On April 12, 2006 150,000 options were granted to employees at an exercise price of $0.48 per share. On May 8, 2006 a further 649,500 shares were issued as a result of options exercised by management, directors and employees under previously issued share option agreements at a price of $0.16 per share. The following presents the Company's common share data as of May 10, 2006:

Securities	Exercise Price	Date	Number of Common Shares
Issued and Outstanding Common shares			87,686,104
Warrants:	$0.50	July 16, 2006	6,906,858
	$0.50	July 25, 2006	1,708,142
	$0.37	April 5, 2008	1,308,000
Options:		March 13, 2006 to	
	$0.265	April 12, 2011	2,658,750
Total Common Shares			**100,267,854**



Risks and Uncertainties

The business of exploration for minerals involves a number of risks which management attempts to mitigate to the extent practical.

In particular, few properties that are explored are ultimately developed into producing mines. The success of exploration and development programs can be affected by a number of matters, including but not limited to, geological and physical uncertainties, labour disruptions, environmental concerns, world mineral prices, foreign exchange fluctuations, uncertainties concerning title to properties and government restrictions.

Various First Nations have claimed title to the Province of British Columbia, including the Tulsequah Properties and it is unknown whether or how this might affect Redfern's interests.

The successful discovery and development of mineral properties also requires a significant level of financial resources. There is no assurance that the Company and Redfern will be successful in obtaining required levels of financing to complete its current year's exploration and/or development programs. However, management believes that cash resources on hand together with funds raised through recently completed share issuances should be sufficient to complete the current year's programs and provide working capital into late 2006. For additional discussion of risks please refer to the Company's documents filed on the SEDAR electronic disclosure system at www.sedar.com.

Other

The Company has evaluated the effectiveness of its disclosure controls and procedures as of year end December 31, 2005, as required under Multilateral Instrument 52-109. Due to the small size of the Company and the intimate involvement of the executive management of the Company in its day to day operations and activities, the Company is satisfied that the design and operation of these controls and procedures were effective.

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act.. This includes statements concerning the Company's plans at its Tulsequah Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the availability of financing for activities, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal price fluctuations, environmental and regulatory requirements, availability of permits, escalating costs of remediation and mitigation, risk of title loss, the effects of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration or development , the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, contractor's costs, remote site transportation costs and materials costs for future remediation. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

REDCORP

FILE No. 82-1824

Fiscal 2006

Second Quarter Interim Report

For the Period Ended June 30, 2006

Redcorp Ventures Ltd.

Certification of Interim Filings

We, Terence E. Chandler, President and Chief Executive Officer of Redcorp Ventures Ltd., and Michael A. Bardell, Chief Financial Officer of Redcorp Ventures Ltd., certify that:

1. We have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Redcorp Ventures Ltd. (the issuer) for the interim period ended June 30, 2006;

2. Based on our knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on our knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. We, as the issuer's certifying officers, are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

August 14, 2006

"Terence E. Chandler"
President and Chief Executive Officer

"Michael A. Bardell"
Chief Financial Officer

Management's Discussion and Analysis And Results of Operations

Introduction

This Management's Discussion and Analysis (the "MD&A") contains references to Redcorp Ventures Ltd. and its subsidiaries ("Redcorp" or the "Company") using words like "we", "us" or "our". We also refer in the MD&A to the interim three-month periods ended June 30 of 2006 and prior years as "2006-Q2", "2005-Q2", etc.. Interim six-month periods ended June 30, 2006 and 2005 may be referred to as "2006-Half" and "2005-Half", respectively.

We have prepared this Management Discussion and Analysis ("MD&A") with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators ("NI 51-102"). We conclude that the disclosure controls and procedures as at June 30, 2006, are effective. This MD&A covers 2006-Q2 and 2006-Half, and is prepared as of August 14, 2006. The MD&A should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2005 and our unaudited consolidated financial statements covering 2005-Q2 and 2005-Half.

We report our financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles.

Unless otherwise stated, all amounts in this MD&A and in the audited and unaudited consolidated financial statements are expressed in Canadian dollars.

Additional information about Redcorp, including our continuous disclosure materials such as news releases, and annual and interim consolidated financial statements, is available through our corporate website, www.redcorp-ventures.com and the SEDAR website, www.sedar.com.

Our common shares are listed on the Toronto Stock Exchange under symbol RDV.

Readers are advised to refer to the sections entitled, "Special Note Regarding Forward-Looking Statements" and "Cautionary Language Regarding Reserves and Resources" at the end of this MD&A.

Highlights – 2006-Q2

- **We commenced with a 20,000 meter, 56-hole *underground* and *surface* drilling program on the Tulsequah Project. By the end of 2006-Q2, seven *underground* holes had been drilled and four of them assayed while 16 surface exploration holes had been drilled, all with assays pending;**

- **We engaged an independent engineering firm to undertake an updated feasibility study of the Tulsequah Project. We estimate the study will be completed by year-end;**

- **We acquired a new 727 square-kilometer exploration concession at Vila de Rei to explore for gold in Portugal; and**

- **We received approximately $5.5 million in net cash proceeds through the closing of a private placement financing and the exercise of options.**

Our Growth Strategy and Projects

Redcorp's primary strategy is to acquire, explore and develop mineral properties worldwide, with the ultimate objective of profitable exploitation. Our mineral interests are located in northern British Columbia, Canada and in central and south-central Portugal. Of our two mineral interests in B.C, one is located approximately 100 kilometers south of Atlin and the other 310 kilometers northwest of Prince George. In Portugal, one of our two mineral interests is located approximately 120 kilometers southeast and the other approximately 200 kilometers northeast of Lisbon.

Tulsequah Chief and Big Bull Properties –Mining Prospects
At this stage of our strategic plan, our principal focus is to continue pursuing a program of renewed exploration and development at the Tulsequah Chief and Big Bull properties in northeast B.C. (collectively, the "Tulsequah Project"). Until 1957, two former mines produced on each of the properties and beginning with our acquisition of Tulsequah Project interests in 1982, we have been actively involved in advancing our geological understanding of the massive sulphide mineral deposits in the area and planning their re-development. Effective mid-2005, all necessary provincial and federal government approvals to allow application and issuance of operating permits for a new, present-day mine were achieved. The Tulsequah Project is a polymetallic zinc, copper, lead, silver and gold property that covers a total of 14,360 hectares and is 100% owned and operated by our wholly-owned subsidiary, Redfern Resources Ltd. ("Redfern"). A relatively small portion of the property is encumbered by a royalty of $0.10 per dry tonne of ore mined.

Lagoa Salgada Concession – Mining Prospect
In late 2004, we acquired an initial two-year exploration mineral concession at Lagoa Salgado from the Government of Portugal. The contract allows the concession to be extended for up to three consecutive, one-year extensions. The property is situated within an historically-proven, polymetallic massive sulphide region of the Iberian Pyrite Belt and covers one, known, massive sulphide deposit discovered in 1992 and partially delineated by previous owners. Our work is concentrating on the discovery of additional deposits. We are able to enhance our search techniques for previously-undetectable deposits through the use of modern geophysical data-processing methods, primarily involving gravity data. The concession is a polymetallic zinc, copper, lead, silver and gold prospect that covers approximately 41,500 hectares and is held 100% by our wholly-owned subsidiary, Redcorp Empreendimentos Mineiros Unipessoal Lda. ("Redcorp Portugal"). We expect to meet certain spending requirements during 2006 that will allow us to earn a one-year extension to a significant portion of the concession.

Vila de Rei Concession – Mining Prospect
Consistent with our primary strategy, we acquired an initial two-year exploration mineral concession in 2006-Q2 at Vila de Rei from the Government of Portugal, extendable to five years through one-year extension increments. The property is located in an area with the known existence of historical placer gold workings and is prospective for both gold and silver. The concession covers approximately 72,700 hectares and is held 100% by Redcorp Portugal. The terms and conditions of our concession are identical in all administrative respects to that of the Lagoa Salgada concession. We intend to incur certain exploration expenses on the prospect in 2006 or early 2007.

Redcorp Ventures Ltd.

Hawk Property – Mining Prospect
Redcorp owns mineral interests in a gold-copper prospect at Hawk, in north-central B.C. The property consists of 6,600 hectares and is 100% owned by Redcorp Ventures Ltd. At present, the Hawk project is inactive. Half of the property is subject to a 2% net smelter royalty.

Pembina and Rose Creek – Crude Oil and Natural Gas Properties
We own varying working interests in six producing light-medium crude oil and natural gas wells approximately 130 kilometers southwest of Edmonton, in central Alberta. Redfern is the owner of our working interest, most of which ranges between 3.5% to 4.0% and Comstate Resources Ltd. is the operator. Cash flow from the wells is used to assist in meeting our overhead and exploration expenses, as we continue our primary growth strategies.

Executive Overview

Summary of Operational Highlights

($000's, unless otherwise stated)	***2006-Q2***	*2005-Q2*	***2006-Half***	*2005-Half*
Oil and gas revenue, interest and other income	58	6	89	24
Gain on sale of long-term investments	-	128	-	128
Expenses				
Exploration expenses	2,112	384	2,275	614
General and administrative	404	177	593	396
Loss	(2,608)	(471)	(3,041)	(931)
Basic and diluted loss per share *[$/share]*	(0.03)	(0.01)	(0.04)	(0.01)
Working capital	2,780	1,030	2,780	1,030

Key Measures that Impact Performance
A key measure that typically impacts our financial performance is changes between periods in the amount of exploration expenses incurred. Such costs tend to be greater during the second and third quarters of each year as a result of increased, seasonal field activity at the Tulsequah Project.

Another important measure is the amount of period-to-period general and administrative expenses incurred. Primary among these are such overhead expenses as legal and audit, office, rent and salaries. Changes in general and administrative expenses are, in general, also a function of field activity levels.

The third key measure that impacts our performance is primarily related to the amount of equity funds we have available to us for carrying out our planned acquisition, exploration and development strategies. Due to the early stage of our growth, our interest income tends to fluctuate between periods based on the available amount of our invested cash.

Activities During 2006-Q2
We commenced with a 20,000-meter, 56-hole *underground* and *surface* drilling program drilling on the Tulsequah Project. The purpose of the program is to confirm and update estimates of indicated and inferred resources at the Tulsequah Chief deposit and to confirm and expand mineralized extensions of the Big Bull deposit. By the end of 2006-Q2, seven *underground* holes had been drilled and four of them assayed (see June 14, 2006 news release for full details). In addition, 16 surface holes had been completed but not reported due to pending assay information. Aggregate results of

the program are expected to be included in a new, independent, mineral resource estimate and feasibility study scheduled for completion near the end of fiscal 2006.

We engaged Wardrop Engineering Inc. to conduct a mineral resource estimate and feasibility study on the Tulsequah Project, thereby updating existing engineering studies that were last updated by Rescan Engineering Ltd. in 1997.

During 2006-Q2, we acquired a new 727 square-kilometer exploration concession at Vila de Rei in Portugal. The concession gives us the exclusive right to explore the area for gold and silver for a two-year period. In that period, we must make cash payments totaling €20,000 and incur expenditures of €110,000, including 600 meters of drilling, in order to earn the right to extend the concession over a significant portion of the property going forward. We have already incurred expenditures on initial reconnaissance programs in 2005, during the concession application period, which will substantially complete the intial-period work expenditure requirements.

We closed a brokered private placement financing in exchange for the issuance of 16,350,000 shares, of which 7,050,000 were issued on a flow-through basis. The flow-through shares were issued at a price of $0.39 per share, while the remaining shares were issued at a price of $0.33 per share. Net of issuance costs, we received cash proceeds of approximately $5.4 million from the private placement. We are committed to spend the amount of gross proceeds received from the issuance of the flow-through shares on Canadian Exploration Expense ("CEE") as defined in the Income Tax Act (Canada) and to renounce in 2006 such CEE in favour of the original investors. As at June 30, 2006, $1.9 million or 69% of the committed expenditures had been incurred.

Also during 2006-Q2, 649,500 options were exercised at an average price of $0.16 per share, thereby providing us with additional working cash of approximately $0.1 million.

Subsequent Events
July 24, 2006 – we announced initial assay results from the first three holes of our 21-hole, *surface* exploration drilling program (see news release for full details).

Financial Results

In the following discussions, we provide comparative analysis and comments of the most significant variances between the periods presented.

2006-Q2 vs 2005-Q2

Oil and natural gas revenue (expense), interest and other income
Amounts reported increased by an aggregate of approximately $0.1 million. This was due in part to an actual/accrual adjustment to oil and natural gas revenues in 2005-Q2 and to increased interest income in 2006-Q2 generated from a significantly higher-level of cash held in short-term deposits.

Gain on sale of long-term investments
In 2005-Q2, we recognized a gain on the sale of a portion of a long-term investment, such investment being fully realized by the end of fiscal 2005.

Exploration expenses
Expenses increased by $1.7 million or 450%, to $2.1 million between periods. The main reason for this increase was due to escalated field activity at the Tulsequah Project. In 2006-Q2, we mobilized a crew to open up our previously-winterized camp in preparation for the commencement of a 20,000-meter, 56-hole drilling program.

In 2005-Q2, exploration expenses of $0.4 million were mainly associated with the re-processing of geophysical data from our Lagoa Salgada property and evaluation work in the Vila de Rei area in anticipation of acquiring a concession.

General and administrative expenses ("G&A")
During 2006-Q2, our G&A increased by $0.2 million or 128%, to $0.4 million. Increased legal and audit, office and trust filings accounted for over 90% of the overall increase, most of which was due to the general increase in G&A caused by accelerated field activities and certain non-repetitive costs associated with our annual general meeting.

2006-Half vs 2005-Half

Oil and natural gas revenue (expense), interest and other income
Amounts reported increased by an aggregate of approximately $0.1 million due to the same factors discussed above in the quarterly comparisons.

Exploration costs
Costs increased by $1.7 million or 271%, to $2.3 million between periods. The reasons for the increase are the same as discussed above in the quarterly comparisons.

General and administrative expenses
During 2006-Half, G&A increased by $0.2 million or 50%, to $0.6 million. Legal and audit, office and trust filings accounted for over 82% of the overall increase for the same reasons discussed above in the quarterly comparisons.

Summary of Quarterly Results

The following table is a summary of our results for the eight most recently-completed quarters.

	2006		*2005*				*2004*	
($000's, unless otherwise stated)	*Q2*	*Q1*	*Q4*	*Q3*	*Q2*	*Q1*	*Q4*	*Q3*
Loss	(2,608)	(433)	(697)	(300)	(471)	(460)	(918)	(2,904)
Loss per share, basic and diluted	(0.03)	(0.01)	(0.01)	-	(0.01)	(0.01)	(0.01)	(0.05)

The following table shows key identifiable trend factors that significantly affect changes in our loss and loss per share of the eight most recent quarters.

	2006		*2005*				*2004*	
($000's, unless otherwise stated)	*Q2*	*Q1*	*Q4*	*Q3*	*Q2*	*Q1*	*Q4*	*Q3*
Interest income	36	8	11	14	14	13	26	22
Expenses								
Exploration expenses	2,112	163	351	290	384	230	810	2,617
General and administrative	404	189	124	108	177	219	137	308

The variability in our operating loss over the last eight quarters results primarily from the changing levels in our exploration expenses and general and administrative costs, as activities related to the Tulsequah Project fluctuate.

In the above table, the amount of exploration expenses shown for 2005-Q2 reflect a restatement of approximately $0.5 million related to environmental expenditures that should have been recognized as settlement costs of asset retirement obligations related to the Tulsequah Project rather than be part of operations (see note 4 to our Interim Unaudited Consolidated Financial Statements as at June 30, 2006).

Liquidity and Capital Resources

As at August 14, 2006, the date of this MD&A, we have outstanding 87,686,104 common shares (June 30, 2006 – 87,686,104; December 31, 2005 – 70,536,604), 3,058,750 share purchase options (June 30, 2006 – 2,658,750; December 31, 2005 – 3,291,250) and 1,308,000 share purchase warrants (June 30, 2005 – 9,923,000; December 31, 2005 – 12,748,330).

The increase in our common stock outstanding during 2006-Q2 is due to financing activities and option exercises discussed below, which also provided new share purchase warrants. Also during 2006-Q2, share purchase options outstanding increased by 150,000 due to new compensation arrangements and decreased by 133,000 due to expiries.

Sources and Uses of Cash

Redcorp generates a small amount of cash flow from the sale of crude oil and natural gas, and interest income. To meet our planned exploration, development and general administrative activities, we rely primarily on equity financings for working capital requirements.

In the event we have any cash that is not budgeted for immediate use, we purchase short-term deposits for periods of less than three months.

Financing Activities

During 2006-Q2, we closed a brokered private placement financing in exchange for the issuance of 16,350,000 shares, of which 7,050,000 were issued on a flow-through basis and 9,300,000 were on a non-flow-through basis. The flow-through shares were issued at a price of $0.39 per share and the non-flow-through were issued at a price of $0.33 per share.

In consideration for services, a brokerage fee comprised of warrants and cash was paid. The warrants granted the exercise right to acquire up to 1,308,000 of our non-flow-through common shares at a price of $0.37 per share until April 5, 2008. Net of all issuance costs, we received proceeds of approximately $5.4 million from the private placement.

Also during 2006-Q2, 649,500 options were exercised at an average price of $0.16 per share, thereby providing us with additional working cash of approximately $0.1 million.

Working Capital

As at June 30, 2006, our working capital was approximately $2.8 million (December 31, 2005 - $0.4 million). The significant increase relates to the private placement financing we closed on April 5, 2006 (see details above under *"Financing Activities"*). While our working capital is adequate to meet near-term expectations, we anticipate further funds will be required to meet our 2006 objectives (see *Outlook for 2006* below for more details).

Contractual Obligations

The following table shows details relating to our contractual obligations as at June 30, 2006.

($000's)	*Total*	*< 1 Year*	*1 – 3 Years*	*4 – 5 Years*	*> 5 Years*
Office lease and related equipment	261	27	162	72	-
Passenger vehicles	36	10	26	-	-
	297	37	188	72	-

On April 4, 2006, we signed a five-year lease for new head office premises at Suite 710, 1281 West Georgia Street, Vancouver, B.C., with a five-year option to renew. The new office provides us with the additional space requirement we need for anticipated growth.

Financial Instruments

Our financial instruments as of June 30, 2006 consist of cash and cash equivalents, accounts receivable, restricted cash, accounts payable and long-term debt. The fair value of these instruments approximates their carrying value.

Cash and cash equivalents include short-term, highly-liquid investments placed with a major Canadian bank that mature within three months of their purchase date, such investments not exposing us to significant interest rate risk. Restricted cash includes reclamation deposits and other cash balances subject to certain regulatory restrictions.

Outlook for 2006

Our Tulsequah Project mine re-development plan has received environmental assessment approval from both the provincial and federal governments. Our objective for 2006 is to move the project forward towards a mine development decision as quickly as possible. As at the date of this MD&A, external engineers have prepared a preliminary mine layout and estimated planning costs for mine development/stoping – important strides toward an updated feasibility study.

In addition to the updated feasibility study, our 2006 plans included a 20,000 meter, 56-hole *underground* and *surface* drilling program on the Tulsequah Project. Results from the drilling program are to be included in the study.

In the event of a positive mine-development decision, we expect the mine to be exploited from the existing 5200 and 5400 foot levels, moving in a downward direction. To strengthen cash flow and investment rate-of-return, higher-grade ore will be mined earlier in the life of the mine according to plan design.

Also during 2006, we plan to continue with drilling evaluation work at our Lagoa Salgado property in an effort to identify new mineralization zones and bring targets to drill stage. Further, we intend to work on identifying drill targets at Vila de Rei, our newest acquisition, after having conducted preliminary geochemical and prospecting work last year.

All of the above work is subject to our ability to raise sufficient funds through equity financings and to make such funds available during peak seasonal working opportunities in the field.

Risks and Uncertainties

We compete with other mining companies, some of which have significantly greater financial resources and technical facilities for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

We are in compliance in all material regulations applicable to our exploration activities. Existing and future environmental legislation, regulations and actions could cause additional expense, restrictions and delays in our activities, the extent of which cannot be predicted. Before production can commence on any of our properties, we must obtain all necessary mine-development operating permits. There is no assurance that such permits can be obtained on a timely basis or at all. Changes in governmental regulations have the potential to increase compliance costs and reduce the profitability of operations.

Mining exploration, mining and processing activities involve a high degree of risk. In addition to those discussed above, there are several other risk factors that may cause actual results to differ materially from the forward-looking information included in this MD&A. Such other factors are discussed in detail in our Annual Information Form for the year ended December 31, 2005 filed by us on www.sedar.com.

Related Party Transactions and Off-Balance Sheet Arrangement

We have no related party transactions or off-balance sheet arrangements to report.

Accounting Policy Changes and Critical Accounting Estimates

A detailed summary of all of our accounting policies and significant accounting estimates is included in Note 2 to our Audited Consolidated Financial Statements as at December 31, 2005 included in our Annual Report. There have been no accounting policy changes in Q2-Half.

Special Note Regarding Forward-Looking Statements

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act. This includes statements concerning our plans at the Tulsequah Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the availability of financing for activities, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with our expectations, metal price fluctuations, environmental and regulatory requirements, availability of permits, escalating costs of remediation and mitigation, risk of title loss, the effects of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration or development , the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, expectations and beliefs of management and other risks and

uncertainties, including those described under Risk Factors Relating to the Company's Business in our Annual Information Form and in each MD&A. In addition, forward-looking information is based on various assumptions including, without limitation, contractor's costs, remote site transportation costs and materials costs for future remediation. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Cautionary Language Regarding Reserves and Resources

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to our Annual Information Form for the year ended December 31, 2005 and other continuous disclosure documents filed by us since January 1, 2006 available at www.sedar.com for this detailed information, which is subject to the qualifications and notes therein set forth.

Redcorp Ventures Ltd.

Consolidated Balance Sheets

(In Canadian dollars)

	June 30 2006 (unaudited)	*December 31 2005*
	$	*$*
ASSETS		
Current		
Cash and cash equivalents	**3,739,824**	296,635
Restricted cash for asset retirement obligations	**-**	267,481
Accounts receivable	**236,922**	100,303
Prepaid expenses	**32,979**	57,264
	4,009,725	721,683
Restricted cash – reclamation bonds	**127,850**	124,972
Restricted cash for asset retirement obligations	**1,194,494**	1,179,793
Property, plant and equipment	**141,574**	109,527
Mineral property interests	**7,617,248**	7,617,248
	13,090,891	9,753,223
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**845,836**	73,485
Current portion of long-term debt *[note 5]*	**10,062**	18,725
Current portion of asset retirement obligations *[note 6]*	**373,339**	218,637
	1,229,237	310,847
Long-term debt *[note 5]*	**26,043**	25,237
Asset retirement obligations *[note 6]*	**3,406,328**	3,510,145
	3,432,371	3,535,382
Share capital *[note 7[a]]*	**48,978,245**	43,462,446
Contributed surplus *[note 7[c]]*	**678,109**	629,766
Deficit	**(41,227,071)**	(38,185,218)
Total shareholders' equity	**8,429,283**	5,906,994
	13,090,891	9,753,223

Nature of operations *[note 1]*
Continuing operations *[note 2]*
Commitments and contingencies *[notes 8 and 11]*

Approved by the Board of Directors

"Terrence E. Chandler" — Director
"Kenneth G. Lowe" — Director

See accompanying notes to consolidated financial statements

Redcorp Ventures Ltd.

Consolidated Statements of Operations & Deficit

(unaudited)

(In Canadian dollars)

	Three Months Ended June 30 2006	*Three Months Ended June 30 2005 [Restated Note 4]*	***Six Months Ended June 30 2006***	*Six Months Ended June 30 2005 [Restated Note 4]*
	$	*$*	***$***	*$*
Oil and gas revenue (expense)	**22,513**	(8,235)	**44,907**	(4,235)
Interest and other income	**35,447**	13,836	**43,604**	27,981
Gain on sale of long-term investments	**-**	128,161	**-**	128,161
	57,960	133,762	**88,511**	151,907
Expenses				
Accretion *[note 6]*	**93,219**	5,448	**186,439**	11,958
Amortization	**8,833**	8,247	**27,844**	30,336
Exploration expenses	**2,111,858**	383,669	**2,274,994**	613,581
General and administrative *[schedule]*	**404,142**	177,040	**592,744**	396,157
Stock compensation expense *[note 7[c]]*	**48,343**	30,598	**48,343**	30,598
	2,666,395	605,002	**3,130,364**	1,082,630
Loss for the period	**(2,608,435)**	(471,240)	**(3,041,853)**	(930,723)
Deficit, beginning of period	**(38,618,636)**	(36,716,308)	**(38,185,218)**	(36,256,825)
Deficit, end of period	**(41,227,071)**	(37,187,548)	**(41,227,071)**	(37,187,548)
Basic and diluted loss per share *[note 9]*	**(0.03)**	(0.01)	**(0.04)**	(0.01)

See accompanying notes to consolidated financial statements

Redcorp Ventures Ltd.

Consolidated Statements of Cash Flows

(unaudited)

(In Canadian dollars)

	Three Months Ended June 30 2006	*Three Months Ended June 30 2005 [Restated Note 4]*	**Six Months Ended June 30 2006**	*Six Months Ended June 30 2005 [Restated Note 4]*
	$	*$*	**$**	*$*
Cash provided by (used in):				
Operating Activities				
Loss for the period	**(2,608,435)**	(471,240)	**(3,041,853)**	(930,723)
Asset retirement obligation *[note 6]*	**(108,804)**	(489,545)	**(135,554)**	(521,907)
Items not affecting cash:				
Accretion *[note 6]*	**93,219**	5,448	**186,439**	11,958
Amortization	**8,833**	8,247	**27,844**	30,336
Unrealized foreign exchange loss (gain)	**142**	(1,080)	**806**	(1,629)
Gain on sale of long-term investment	**-**	(128,161)	**-**	(128,161)
Stock compensation expense *[note 7[c]]*	**48,343**	30,598	**48,343**	30,598
Changes in non-cash working capital items affecting operating activities *[note 10]*	**697,002**	147,789	**657,298**	83,889
	(1,869,700)	(897,944)	**(2,256,677)**	(1,425,639)
Investing Activities				
Funds received from restricted cash for asset retirement obligation	**(7,230)**	(9,501)	**252,780**	139,631
Proceeds on sale of long-term investment	**-**	138,675	**-**	138,675
Purchase of property, plant and equipment	**(55,296)**	(8,063)	**(59,891)**	(10,881)
Restricted cash – reclamation bond	**(723)**	4,309	**(2,878)**	15,484
Changes in non-cash working capital items affecting investing activities *[note 10]*	**(2,459)**	972	**(5,944)**	(4,917)
	(65,708)	126,392	**184,067**	277,992
Financing Activities				
Common shares issued for cash, net of issue costs	**5,470,799**	-	**5,515,799**	448
Increase (decrease) in cash and cash equivalents	**3,535,391**	(771,552)	**3,443,189**	(1,147,199)
Cash and cash equivalents, beginning of period	**204,433**	1,431,568	**296,635**	1,807,215
Cash and cash equivalents, end of period	**3,739,824**	660,016	**3,739,824**	660,016
Supplementary disclosures				
Cash received during the period for:				
Interest income	**34,928**	13,385	**42,540**	26,226

See accompanying notes to consolidated financial statements

Redcorp Ventures Ltd.
(In Canadian dollars)

Notes to Consolidated Financial Statements
(Unaudited)

Note 1. Nature of Operations

Redcorp Ventures Ltd. (Redcorp, we, our or us) is a resource exploration company which is engaged in the acquisition, exploration and development of mineral property interests. Our principal mineral properties are located at Tulsequah and Hawk in northwestern British Columbia, Canada and at Lagoa Salgada and Vila de Rei in Portugal.

We are in the process of exploring our principal mineral properties and have not yet determined whether certain of our properties and concessions contain economically-recoverable mineral resources. The underlying value and the recoverability of the amounts shown as property, plant and equipment, and mineral property interests in the accompanying interim consolidated financial statements is dependent upon our ability to confirm the existence of economically recoverable mineral resources, to secure and maintain title and beneficial interest, to obtain necessary financing for planned operations and related obligations and to produce minerals profitably in the future.

Note 2. Continuing Operations

Our interim consolidated financial statements are prepared on the basis of accounting principles applicable to a going concern, which assume that we will continue in operation for the foreseeable future and will be able to realize our assets and discharge our liabilities in the normal course of operations. While there can be no assurance that we will have the funds necessary to maintain our operations and exploration activities, we anticipate that necessary funding will be available to us.

These interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If such assumptions were not appropriate, then adjustments would be necessary in the carrying values of our assets and liabilities, reported revenues and expenses, and the balance sheet classifications used.

Note 3. Basis of Presentation

Our interim consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP") for interim financial information and they follow the same accounting policies and methods of application as our audited financial statements for the year ended December 31, 2005. In the opinion of management, the interim consolidated financial statements contain all adjustments of a normal and recurring nature necessary to present fairly Redcorp's financial position as at June 30, 2006 and the results of our operations and cash flows for the three and six month periods ended June 30, 2006 and 2005.

The results of operations and cash flows for the three and six month periods ended June 30, 2006 and 2005 are not necessarily indicative of the results of operations or cash flows to be expected for the year ending December 31, 2006.

The note disclosure requirements for annual consolidated financial statements provide additional disclosure to that required for interim consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements included in our 2005 Annual Report. The accounting policies we follow are described in Note 2 of the audited consolidated financial statements included in our 2005 Annual Report.

Note 3. Basis of Presentation continued…

Reclassification

Certain comparative figures have been reclassified to ensure consistency with current period presentation.

Note 4. Restatement of Interim Consolidated Financial Statements

We restated our statement of operations in the three month and six-month periods ended June 30, 2005 to reflect that $489,545 of environmental expenditures should have been recognized as settlement costs of asset retirement obligations related to the Tulsequah property, rather than be recognized into operations. The effect of this restatement was to decrease our period loss accordingly. While this resulted in no change to our three month loss per share, our six month loss per share increased to $(0.01) from $(0.02). This restatement is consistent with the treatment reflected in the audited consolidated financial statements as at December 31, 2005.

Note 5. Long-Term Debt

Long-term debt consists of loan obligations payable to our bank in Portugal relating to three vehicles acquired in 2004 and 2005. The loans bear interest at Euribor plus 2.5% per annum and are repayable in total blended annual payments of €14,650. The loans mature between November 2007 and March 2009. The following table shows the minimum required principal repayments due for the remainder of 2006 and each year thereafter until maturity.

Year	$
2006	10,062
2007	17,851
2008	6,555
2009	1,637
	36,105
Less: Current portion of long-term debt	(10,062)
	26,043

Note 6. Asset Retirement Obligations

The following table shows the changes in carrying amounts of the asset retirement obligations associated with our Tulsequah Properties for the six months ended June 30, 2006 and the year ended December 31, 2005.

	June 30, 2006	*December 31, 2005*
Beginning of period, current and long-term	**3,728,782**	381,353
Accretion expense	**186,439**	243,619
Reclamation performed	**(135,554)**	(794,166)
Change in estimate during period	**-**	3,897,976
Total	**3,779,667**	3,728,782
Less: current portion	**(373,339)**	(218,637)
Long-term portion	**3,406,328**	3,510,145

Note 7. Share Capital

(a) *Authorized, issued and outstanding*

Authorized share capital consists of an unlimited number of no par value common shares. Details of common shares issued and outstanding are shown in the following table.

	For the Six Months Ended June 30, 2006		For the Year Ended December 31, 2005	
	# of shares	$	# of shares	$
Outstanding, beginning of period	**70,536,604**	**43,462,446**	70,502,854	43,453,384
Issued for cash				
Private placements, net of issuance costs	**16,350,000**	**5,366,879**	-	-
Exercise of options	**649,500**	**103,920**	33,750	9,062
Exercise of warrants	**150,000**	**45,000**	-	-
Outstanding, end of period	**87,686,104**	**48,978,245**	70,536,604	43,462,446

On April 11, 2006, we issued 7,050,000 flow-through shares at $0.39 per share through private placement for net proceeds of $2,536,089 after issue costs of $213,411. We also issued 9,300,000 common shares at $0.33 per share for net proceeds of $2,830,790 after issue costs of $238,210. In consideration of services provided, 1,308,000 warrants were granted to the underwriting agents. Each warrant entitles the holder to purchase one common share at a price of $0.37 per share until April 5, 2008 (see note 7(d)).

(b) *Share purchase options outstanding*

The following table summarizes the status of our stock option plan for the periods presented.

	For the Six Months Ended June 30, 2006		For the Year Ended December 31, 2005	
	Number of Shares Under Option #	Weighted Average Exercise Price $	Number of Shares Under Option #	Weighted Average Exercise Price $
Balance, beginning of period	**3,291,250**	**0.23**	2,900,000	0.25
Granted	**150,000**	**0.48**	425,000	0.11
Exercised	**(649,500)**	**0.16**	(33,750)	0.15
Expired	**(133,000)**	**0.16**	-	-
Balance, end of period	**2,658,750**	**0.26**	3,291,250	0.23

The options outstanding at June 30, 2006 expire between February 7, 2007 and April 12, 2011.

Note 7. Share Capital continued...

(c) *Accounting for Stock Options*

During the three and six-month periods ended June 30, 2006, we recognized compensation costs of $48,343 (three and six-month periods ended June 30, 2005 - $30,598) in respect of options granted under our stock option plan. This amount was calculated in accordance with the fair value method of accounting.

The fair value of the stock options granted was estimated on the date of the grant using the Black-Scholes option pricing model using the assumptions shown in the following table.

For stock options granted during	*2006*	*2005*
Dividend yield	0%	0%
Expected volatility	93 - 95%	81%
Risk-free interest rate	4.0%	2.5%
Expected lives	3 – 5 years	5 years

(d) *Share Purchase Warrants Outstanding*

Each warrant entitles the holder to purchase one common share at a set price and is exercisable at the choice of the holder based on a pre-determined time period. The following table shows the continuity of our share purchase warrants outstanding as at June 30, 2006.

Balance Dec 31, 2005 #	*Issued*	*Exercised*	*Expired*	***Balance June 30, 2006***	*Exercise Price $*	*Expiry Date*
4,133,330	-	(150,000)	(3,983,330)	**-**	0.30–0.45	Mar 8, 2006
6,906,858	-	-	-	**6,906,858**	0.50	Jul 16, 2006
1,708,142	-	-	-	**1,708,142**	0.50	Jul 28, 2006
-	1,308,000	-	-	**1,308,000**	0.37	Apr 6, 2008
12,748,330	1,308,000	(150,000)	(3,983,330)	**9,923,000**		

There were no warrants exercised during the three months ended June 30, 2006.

Note 8. Income Taxes

Consistent with Note 7 of the audited consolidated financial statements for the year ended December 31, 2005, we have provided a valuation allowance against any future tax assets that are not more likely than not to be realized.

On April 11, 2006, we issued 7,050,000 flow-through shares at $0.39 per share through private placement for total gross proceeds of $2,749,500. We are committed to renounce Canadian Exploration Expense ("CEE") as defined in the Income Tax Act (Canada) and expect to renounce in 2006 such CEE in favour of the original holders of the flow-through shares in an amount equal to the gross proceeds. As at June 30, 2006, $1.9 million or 69% of the committed expenditures had been incurred.

Note 9. Loss Per Share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three and six-month periods ended June 30, 2006 were 70,686,604 and 86,502,496 common shares, respectively (three and six-month periods ended June 30, 2005 were both 70,536,604).

Note 10. Changes in Non-Cash Working Capital Balances

The following table shows changes in non-cash working capital balances, accompanied by a breakdown of those affecting operating and investing activities.

	Three Months Ended June 30 2006 $	*Three Months Ended June 30 2005 $*	***Six Months Ended June 30 2006 $***	*Six Months Ended June 30 2005 $*
Accounts receivable	**(130,146)**	130,920	**(136,619)**	58,119
Prepaid expenses	**14,249**	16,676	**24,285**	36,325
Accounts payable and accrued liabilities	**814,954**	(2,031)	**772,351**	(6,568)
Current portion of long-term debt	**(4,514)**	3,196	**(8,663)**	(8,904)
	694,543	148,761	**651,354**	78,972
Changes relate to:				
Operating activities	**697,002**	147,789	**657,298**	83,889
Investing activities	**(2,459)**	972	**(5,944)**	(4,917)
	694,543	148,761	**651,354**	78,972

Note 11. Commitments and Contingencies

We have entered into various operating leases in respect of office premises and equipment, and loan agreements in respect of passenger vehicles. Minimum payments under each of these commitments, including operating costs for the remainder of 2006 and each year thereafter are shown in the following table.

Year	Total
2006	37,071
2007	71,869
2008	60,573
2009	55,582
2010	53,580
2011	17,860
	296,535

Note 12. Segments and Related Information

Redcorp is involved in the exploration and development of base and precious mineral resources and considers itself to be a single-segment operator. Oil and gas revenue and royalty income for the three and six-month periods ended June 30, 2006 and 2005 were derived from Canada. The following table shows other geographic information.

	Canada	Portugal	Total
Balance Sheets – Identifiable Assets			
As at June 30, 2006	**12,864,735**	**226,156**	**13,090,891**
As at December 31, 2005	9,726,938	26,285	9,753,223
Statements of Operations and Deficit - Loss			
For the three month periods ended			
June 30, 2006	**(2,541,288)**	**(67,147)**	**(2,608,435)**
June 30, 2005	(255,811)	(215,429)	(471,240)
For the six-month periods ended			
June 30, 2006	**(2,842,003)**	**(199,850)**	**(3,041,853)**
June 30, 2005	(622,553)	(308,170)	(930,723)

Schedule of General and Administrative Expenses

	Three Months Ended June 30 2006 $	*Three Months Ended June 30 2005 $*	***Six Months Ended June 30 2006 $***	*Six Months Ended June 30 2005 $*
Communications	**4,670**	2,894	**7,308**	5,471
Foreign exchange gain (loss)	**2,173**	28,383	**(262)**	31,326
Insurance	**16,720**	16,370	**34,309**	34,835
Investor relations	**14,250**	10,500	**24,750**	21,000
Legal and audit	**105,363**	37,714	**141,750**	90,397
Office	**131,164**	29,688	**154,547**	73,218
Rent	**20,556**	5,917	**29,858**	17,809
Salaries	**65,738**	45,140	**133,587**	91,182
Trust and filings	**32,528**	(3,045)	**51,376**	22,998
Travel	**10,980**	3,479	**15,521**	7,921
	404,142	177,040	**592,744**	396,157

Redcorp Ventures Ltd.

CANADA – HEAD OFFICE
Redcorp Ventures Ltd.
710 – 1281 West Georgia Street
Vancouver, BC V6E3J7
Telephone: 604-669-4775
Toll Free: 1-888-669-4775
Fax: 604-669-5330

PORTUGUESE OFFICE
Rua Stª Margarida, Nº 45-4º
4710 – 306 Braga
Portugal
Contribuinte n.º 506 860 914
Telephone: 351-253-614-878
Fax: 351-253-615-041

DIRECTORS
Abraham I. Aronowicz
Wayne J. Babcock
Terence E. Chandler
Jonathan A. Rubenstein
Kenneth G. Lowe
Robert G. Carmichael

OFFICERS
Terrence E. Chandler,
President and CEO
Michael G. Allen
Exploration Manager
Shirley Hilton
Secretary Treasurer
Michael A. Bardell
Chief Financial Officer

STOCK EXHANGE LISTING
Toronto Stock Exchange: RDV

TRANSFER AGENT
Computershare Investor Services Inc.
Suite 400, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS
KPMG LLP
Vancouver, BC

INVESTOR RELATIONS
Winsor Communications Inc.
Maple Ridge, BC



NEWS RELEASE

August 28, 2006 News Release 06-17

TULSEQUAH PROJECT: BIG BULL EXPLORATION DRILLING UPDATE

REDCORP VENTURES LTD. (RDV-TSX) and its wholly-owned subsidiary, Redfern Resources Ltd. (together, the "Company"), are pleased to release additional results from the 2006 surface drilling program at the Company's Tulsequah Project.

Drilling at Big Bull has completed 9509 m of core drilling in 22 holes beneath and along strike of the former mine workings at Big Bull over a strike distance of slightly more than one kilometre. This drilling supplements and extends previous drilling conducted by Redfern in 1993 and 1994 as well as exploration drilling conducted during a period in which the former producing Big Bull mine was operating in the 1950's. The 2006 drilling has proceeded systematically from south to north along the mineralized trend. Results from this first pass will be used to guide the second phase of drilling at the Big Bull Mine target.

To date, results have been received from 13 holes of the 22 holes completed. Results are awaited from the remaining nine holes.

Big Bull Mine - Table of 2006 Program Drill Results

Hole ID	From (m)	To (m)	Interval (m)	Estimated True Width	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)
BB06028 *	136.8	144.0	7.20	6.3	2.75	78.29	0.33	1.10	3.92
incl. *	142.0	144.0	2.00	1.8	6.95	225.84	0.28	2.10	6.55
BB06029 *	Cut Broad Low Grade Mineralization								
BB06030	216.4	217.4	1.00	0.9	2.30	56.3	0.11	0.98	1.66
BB06031	305.3	308.0	2.70	2.1	2.79	9.02	0.05	0.15	0.27
plus	319.0	321.0	2.00	1.5	2.32	91.33	0.12	0.68	1.41
BB06032 *	209.0	210.0	1.00	0.9	1.67	183.00	0.51	3.07	10.60
plus *	334.0	341.0	7.00	6.1	2.42	45.85	0.25	0.42	3.69
BB06033	Cut 6.45 m of Pyrite Facies Mineralization								
BB06034	220.2	223.6	3.42	3.0	0.82	33.24	0.07	0.38	1.03
BB06035	238.5	240.7	2.22	1.5	4.06	245.08	0.11	2.22	4.10
BB06036	307.2	307.8	0.65	0.6	1.76	64.20	0.26	2.43	2.95
BB06037	No Economically Significant Intercepts								
BB06038	315.8	316.5	0.70	0.6	3.62	175.00	<0.01	16.6	31.4
plus	319.1	323.4	4.25	3.7	8.62	310.93	0.14	4.61	6.76
including	319.1	319.7	0.55	0.5	29.7	833.00	0.22	17.2	28.1
BB06039	326.3	329.3	3.00	2.6	0.16	11.58	0.16	0.16	1.64
BB06040	358.0	358.2	0.28	0.2	21.4	365.00	0.66	9.48	20.6
plus	432.7	433.8	1.10	0.8	9.16	90.20	0.27	0.37	0.54



Drilling Results

BB06028, BB06029 and BB06032 - results were previously released on July 24 2006. The news release is available on the company's website at www.redcorp-ventures.com. The drill program commenced at the southern end of the Big Bull trend and generally progressed to the north and up hill along trend.

BB06030 (Section 500N) - cut mineralization on the western limb of the Big Bull Antiform correlates well with the mineralization cut in *BB06032* from 209-210 meters. The intercept in *BB06032* is approximately 58 metres along strike and 86 metres down dip from this hole. In addition, a broad zone of alteration was cut at the level of the eastern limb, indicating that alteration associated with the mineralizing system is still present.

BB06031 (Section 500N) - cut two "stacked" zones of eastern limb mineralization, approximately 105 meters down dip from the historic mine workings. Mineralization cut in this hole is consistent with previous drill holes.

BB06033 (Section 500N) - intersected 6.45 meters of pyrite-facies mineralization, at a depth that correlates well with eastern limb mineralization. The mineralization was truncated on the hanging wall by what is interpreted to be a flat-lying basalt intrusion. Pyrite-facies mineralization is part of the suite of mineralization styles normally occurring within volcanogenic massive sulphide (VMS) deposits. While this hole lacks economically significant grade, it is important as it demonstrates the continuity of the mineralization.

BB06034 (Section 400N) - cut eastern limb polymetallic mineralization approximately 100 meters along strike from *BB06033*, and may reflect a lateral transition from pyrite to polymetallic mineralization. This interval was complicated by the presence of what is interpreted to be the same flat-lying basalt intrusion that was cut in *BB06033*.

BB06035 (Section 400N) - was collared from the same drill pad as was *B06034* and undercuts *BB06034* by approximately 75 meters. This hole cut high grade east limb mineralization. The flat-lying basalt intrusion that was encountered in the mineralized zones of *BB06033* and *BB06034* was also intersected in this hole, but was located approximately 100 meters up the hole from the mineralization and did not interfere with the zone.

BB06036 (Section 600N) - cut a thin zone of mineralization approximately 60 meters below existing mine workings.

BB06037 (Section 600N) - did not intersect any mineralized zones. This hole had been designed to test an area below the mine workings that had previously seen only wide-spaced drilling.

BB06038 (Section 700N) - was designed to test for extensions of the Big Bull Mineralization below a mafic body that had been thought to limit the mineralization. This hole undercut previous drillholes by 100 meters to test this interpretation. Two zones of high-grade mineralization were cut; which are amongst the deepest ore intercepts to date at Big Bull. Due to limited drill information at this depth it is difficult to determine if the mineralization in this hole correlates with the west or east limb of the Big Bull Antiform.

Suite 710, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 Fax: 604 669 5330 Toll Free: 1-888-669-4775



BB06039 (Section 800N) - cut eastern limb mineralization and is a step-out of approximately 60 meters from the nearest hole, *BB94021*, which cut 1.22 g/t Au, 40.43 g/t Ag, 0.8% Cu, 1.38 % Pb, and 9.71% Zn over 1.2 meters.

BB06040 (Section 900N) - cut two zones of high-grade mineralization. The upper zone is quite narrow and as such, may not be continuous over significant distances. The lower zone appears to be part of the western limb mineralization. This hole is a 45 meter step-out along strike from *BB94023*, which cut 1.5 meters of 1.68 g/t Au, 108.2 g/t Ag, 0.1% Cu, 0.1 % Pb, and 0.1% Zn.

Plan-views and representative long-section and cross-section views of the Big Bull area are available on Redfern's web-site at www.redfern.bc.ca.

"The results obtained so far from the first pass of exploration drilling at the former Big Bull mine are very positive, as they have established widespread mineralization on the identified target horizon on both sides of the sheared Big Bull anticlinal fold structure", said Redcorp President Terry Chandler. "We are discovering that the Big Bull mineralized zones are more structurally controlled than the deposits at the Tulsequah Chief Mine. The wider intercepts obtained in holes *BB08038, BB06028 and BB06032*, as well as previous intersections obtained in the 1993/94 exploration period, represent portions of the system where resources may be defined with higher grades and widths. In addition, the Big Bull deposit continues to exhibit more pronounced precious metal content than observed at the Tulsequah Chief deposit."

Tulsequah Project Update

Results above are from Phase 1 drilling at the Big Bull mine site. Company geologists are compiling the results and preparing for a follow-up Phase 2 program. In addition to the Big Bull drilling, a total of 12 exploration holes were recently completed near the Tulsequah Chief Deposit and results are expected shortly. Also, four geotechnical holes were completed to provide data for proposed infrastructure as part of the Company's ongoing feasibility study.

The Company is currently planning to conduct a resource estimate of the Big Bull deposit area, compliant with National Instrument 43-101, on conclusion of the drilling program and is presently discussing the resource estimate requirements and timing with Wardrop Engineering Inc.

Quality Assurances and Controls (QA/QC)

In 1993 and 1994, assays and analyses for the previously-reported drilling were completed at Acme Labs Ltd. in Vancouver, utilizing industry-standard assay techniques. Samples were collected by Redfern personnel under the direction of Robert Carmichael, P.Eng., then Vice-President of Exploration for Redfern.

For the 2006 drill program, sampling has been conducted and supervised by Redfern geologists using established sampling procedures. Samples are shipped directly to Eco-Tech Laboratories in Kamloops for sample preparation, ICP analyses, wet assays for base metals and fire assays for gold and silver, using industry-standard procedures. A comprehensive QA/QC program is in place to ensure sample and assay integrity including field blanks, duplicate samples and standards for base-metals, gold and silver.

Suite 710, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 Fax: 604 669 5330 Toll Free: 1-888-669-4775



Management's Discussion and Analysis ("MD&A") for Fiscal 2005 - Revised

On March 31, 2006, the Company filed an earlier draft and not the final version of its annual MD&A on SEDAR. The discussion provided therein was dated as of March 9, 2006. Simultaneously, the Company also filed on SEDAR and mailed to its shareholders its Annual Report for fiscal 2005 which included the MD&A, however, the discussion provided therein was dated as of March 20, 2006. The earlier draft of the MD&A had been inadvertently filed in error. To address this, the Company has today filed on SEDAR the final version of the MD&A dated as of March 20, 2006, being the same version that was included in its Annual Report.

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

ON BEHALF OF THE BOARD OF DIRECTORS OF
REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President

Megan O'Donnell, P.Geo. and Michael G. Allen, P.Geo are the qualified persons, as defined by National Policy 43-101, supervising the exploration program at the Tulsequah Project. Eco-Tech Laboratories of Kamloops BC is an accredited assay laboratory conducting the sample analyses and assays using standard techniques.

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act.. This includes statements concerning the Company's plans at its Tulsequah Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the availability of financing for activities, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal price fluctuations, environmental and regulatory requirements, availability of permits, escalating costs of remediation and mitigation, risk of title loss, the effects of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration or development, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, contractor's costs, remote site transportation costs and materials costs for future remediation. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Suite 710, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 Fax: 604 669 5330 Toll Free: 1-888-669-4775